UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

Tom Kubota
2618 San Miguel Drive, #477
Newport Beach, California 92660
(949) 721-8272
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

June 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69439P209

1.	Names of Reporting Persons
Tom Kubota

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States of America
Number of	7.	Sole Voting Power
Shares		476,600(1)
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		476,600(1)
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
476,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
59%

14.	Type of Reporting Person (See Instructions)
IN

(1)  These shares are held in the name of the Tom Kubota Revocable Trust of 2013 (the “Trust”).  Tom Kubota (“Mr. Kubota”) is the sole Trustee of the Trust.  As such, Mr. Kubota may be deemed to have sole voting and dispositive power over the shares held by the Trust.

EXPLANATORY NOTE

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the Reporting Persons.  This Amendment No. 8 amends the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on June 27, 2008, as amended by Schedule 13D/A-1 filed on August 28, 2008, Schedule 13D/A-2 filed on May 14, 2010, Schedule 13D/A-3 filed on May 14, 2010, Schedule 13D/A-4 filed on April 20, 2012, Schedule 13D/A-5 filed on May 21, 2013, Schedule 13D/A-6 filed March 12, 2014 and Schedule 13D/A-7 filed April 30, 2014 (collectively referred to herein as the “Schedule 13D, as amended”).  Only those items hereby reported in this Amendment No. 8 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Kubota used $5,300 of personal funds to purchase 100 shares of the Issuer.

Item 4.  Purpose of Transaction

The acquisition described herein was not for the purpose of changing control of the Issuer.  Prior to and following the acquisition described herein, Mr. Kubota was and continues to be the President and Chairman of the Board of Directors of the Issuer.  Prior to the acquisition, Mr. Kubota was the single largest shareholder of the Issuer, owning approximately 59% of the outstanding common stock of the Issuer.  Mr. Kubota acquired the shares because they were available for sale and he chose to acquire them.  Mr. Kubota does not have current plans to, nor is he aware of any plans or proposals that may relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the possible disposition of securities of the Issuer; (b) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in or affecting the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Mr. Kubota may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

(a)   Through the Trust, Mr. Kubota beneficially own 476,600 shares, or 59% of the outstanding Common Stock of the Issuer, based upon the number of shares of issued and outstanding common stock of the Issuer as of May 12, 2014 as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed on May 13, 2014.

(b)   As sole Trustee of the Trust, Mr. Kubota has the sole power to vote or direct the vote of the 476,600 shares of Common Stock held by the Trust.

(c)   On June 9, 2014 Mr. Kubota purchased 100 shares of the Company in an ordinary brokerage transaction.  As disclosed in Schedule 13D/A-1 filed with the Commission on April 30, 2014, on April 28, 2014 Mr. Kubota purchased 400 shares of the Company.  Otherwise, other than as disclosed herein, he has not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)   Not Applicable.

Item 7.  Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2014	By:	/s/ Tom Kubota
Tom Kubota